Exhibit M-2

               NEW CONSOLIDATED EDISON SERVICE COMPANY
                     POLICIES AND PROCEDURES

     New CEI anticipates that services provided by the New CEI Service Company and the Non Utility Service Co. will be documented through Service Level Agreements (SLA's). The SLA's will document the types of services being provided, the performance measures applicable to such services, and the estimated cost and allocation method for the services. The SLA's will be signed by the service provider and a representative of each subsidiary that will receive the services.

     Charges will be accumulated and billed to each New CEI subsidiary company at the end of each month through the Accounting system. A time keeping system is expected to be implemented which will allow for each employee in the Service company to complete time records which will be approved by work group supervisors. The New CEI subsidiary companies will have the ability to review the charges on a monthly basis compared to the SLA estimates. Meetings will be held quarterly, as needed, between service providers and the subsidiary representatives to review performance against the SLA's.

     Management plans to develop strategic performance measures for New CEI and its subsidiary companies as a business enterprise. These measures are expected to include financial, operational and employee goals. Management will develop targets against which to measure the performance of New CEI and its subsidiaries on a consolidated basis. In addition, based upon these strategic performance measures and targets, management will develop performance measures and targets for each subsidiary. The financial targets of the subsidiaries will encompass the SLA costs as well. In addition, the Service Company functions will have cost and quality performance measures and targets.

     Service Level Agreements will be developed as part of the annual planning and budgeting process. The cost estimates and allocations will be reviewed by the subsidiary companies and meetings will be held to discuss the level of services and cost of services proposed to be provided by the Service Company functions. The New CEI subsidiaries will then include the SLA costs in their business plans and these costs will become part of the financial targets that are developed as part of the planning and budgeting process.

      New CEI's Auditing Department will continuously conduct audits of the functions of New CEI and its subsidiaries, including those of the Service Companies, to ensure that proper internal controls exist and to determine if they are functioning as intended and are efficient and effective. As a part of the audit plan, the Internal Audit Department will perform audits of the accounting system and related billings to New CEI subsidiary companies. The purpose of the audits will be to render an opinion on the internal controls over the allocation and billing process and compliance with Commission-approved cost allocation billing methodologies. The Auditing Department will perform its audit of the cost allocations and related billings every three years.

      The [Vice President and General Auditor of Internal Audits ] (the "Vice President") will report to the Chairman of the Audit Committee of the Board of Directors of New CEI (the "Audit Committee"). Administratively, the Vice President will report to the President of the respective service company.
The Vice President will attend each meeting of the Audit Committee. In accordance with New York Stock Exchange listing requirements, the Audit Committee will be comprised solely of outside directors.

      In November or December of each year, the results of the year's audit activities will be reviewed with the Audit Committee and the following year's audit plan will be reviewed and approved by the Audit Committee. The Audit Committee will annually review its Charter to ensure that it will sufficiently allow the Vice President to carry out his duties. The Vice President will meet privately with the Audit Committee several times during the year and will have the addresses and telephone numbers of the Audit Committee members and will be free to contact them at any time. The Vice President will be reminded in these private meeting sessions that he has such freedom.